United States securities and exchange commission logo





                            December 2, 2020

       Jude Beres
       Chief Financial Officer and Treasurer
       UNIVERSAL LOGISTICS HOLDINGS, INC.
       12755 E. Nine Mile Road
       Warren, Michigan 48089

                                                        Re: UNIVERSAL LOGISTICS
HOLDINGS, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            File No. 000-51142

       Dear Mr. Beres:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       (19) Segment Reporting , page 68

   1.                                                   Your disclosure
indicates that your segment presentation    reflects the manner in which
                                                        management evaluates
our operating segments, including an evaluation of economic
                                                        characteristics and
applicable aggregation criteria.    To help us understand your
                                                        presentation and how
you have applied the aggregation criteria, please address the following:

                                                              Tell us your
operating segments, and explain how they have been identified;

                                                              Tell us how your
operating segments have been aggregated to produce your
                                                            reportable
segments; and,

                                                              Describe for us
how you have evaluated the economic characteristics and applied the aggregation
criteria to arrive at your reportable segments. As part of your response,
 Jude Beres
UNIVERSAL LOGISTICS HOLDINGS, INC.
December 2, 2020
Page 2
              provide, for each period presented, the metrics you considered as part of evaluating economic characteristics. To the extent that you did not consider target margins, as shown in your Fall 2020 Investor presentation, explain to us why you did not, and provide these metrics for each your operating segments.

         Your response should include sufficient detail to demonstrate how your presentation complies with the relevant provisions of FASB ASC Topic 280, including FASB ASC paragraphs 280-10-50-1 and 280-15-50-11.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus
Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameJude Beres                Sincerely,
Comapany NameUNIVERSAL LOGISTICS HOLDINGS, INC.
                                            Division of Corporation Finance
December 2, 2020 Page 2                     Office of Energy & Transportation
FirstName LastName